UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 9, 2013

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

**Barclays Bank Delaware
File No. 333-182087- CF#29858**

**Dryrock Issuance Trust
File No. 333-182087-01- CF#29858**

**Dryrock Funding LLC
File No. 333-182087-02- CF#29858**

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Barclays Bank Delaware, Dryrock Issuance Trust, and Dryrock Funding LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form S-3 filed on June 13, 2012, as amended.

Based on representations by Barclays Bank Delaware, Dryrock Issuance Trust, and Dryrock Funding LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 99.5   through August 20, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary